PolyOne Corporation
33587 Walker Road
Avon Lake, OH 44012
440.930.1000
www.polyone.com
June 22, 2010
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Terence O’Brien Jenn Do Al Pavot Era Anagnosti Dieter King
Re:	PolyOne Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed February 18, 2010
Definitive Proxy Statement on Schedule 14A filed on March 29, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 1-16091
Ladies and Gentlemen:
     The following sets forth the responses of PolyOne Corporation (the “Company”) to the comment letter, dated June 17, 2010, of the staff of the Division of Corporation Finance (the “Staff”) provided in respect of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed February 18, 2010 (“Form 10-K”), Definitive Proxy Statement on Schedule 14A filed on March 29, 2010 (“Proxy Statement”) and Form 10-Q for the quarter ended March 31, 2010 (“Form 10-Q”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Securities and Exchange Commission
June 22, 2010

Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis, page 16
Results of Operations, page 19
1.	We note the goodwill impairment charge of $175.0 million recorded in the fourth quarter of 2008 and the first quarter of 2009. Given the magnitude of this charge, in future filings, please revise the risk factor on page 11 related to goodwill and potential impairment to disclose that such charges have materially impacted your historical operating results.

Management Response: In future filings, we will revise the risk factor related to goodwill and potential impairment to disclose that such charges have materially impacted our historical operating results, as follows:

We have a significant amount of goodwill, and any future goodwill impairment charges could adversely impact our results of operations.

As of December 31, 2009, we had goodwill of $163.5 million. The future occurrence of a potential indicator of impairment, such as a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, a material negative change in relationships with significant customers, strategic decisions made in response to economic or competitive conditions, loss of key personnel or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, could result in goodwill impairment charges, which could adversely impact our results of operations. We have recorded goodwill impairment charges in the past, and such charges materially impacted our historical results of operations.

Securities and Exchange Commission
June 22, 2010

2.	You state on page 20 under the Income Tax (Expense) Benefit heading that you decreased your existing deferred tax asset valuation allowances related to various U.S. federal, state and foreign deferred tax assets by $54.6 million in 2009, resulting in a non-cash tax benefit of $23.8 million, and that the remaining decrease of $30.8 million related primarily to changes in your liabilities for pensions and other post-retirement benefits. Please tell us and revise future filings to explain the need for the $23.8 million decrease. We also note you have not discussed herein the tax expense of $101.1 million in 2008, due largely to the tax valuation allowance recorded in the fourth quarter of that year of $105.9 million. Please revise future filings accordingly. Lastly, we note in the Item 2.06 Form 8-K filed December 22, 2008, the charge to be taken in the fourth quarter to record a valuation allowance against your U.S. deferred tax assets was only $65 million. Please reconcile between the $65 million and $105.9 million, or provide a rollforward of the tax valuation allowance for fiscal 2008.

Management Response:
•	The $23.8 million decrease in our valuation allowance resulted from:
•	generation of $54.5 million of pretax income, allowing for utilization of deferred tax assets related to prior years’ net operating losses, which were fully reserved;

•	changes in other timing differences; and

•	realization of tax credits for which a valuation allowance was no longer required.
•	We will revise future filings to include the following regarding our 2008 income tax expense: In 2008, we recorded income tax expense of $101.8 million primarily related to tax valuation allowances recorded in the fourth quarter totaling $105.9 million.

•	Our initial estimate as disclosed in our Form 8-K filed with the SEC on December 22, 2008 was for the expected charge to our income statement related to the valuation allowance on our U.S. deferred tax assets. As we gathered additional information and performed additional technical research in preparation of our Form 10-K filed with the SEC on February 18, 2010, we determined that it was necessary to record an additional charge of $33.3 million associated with tax assets related to pension liabilities and other post employment benefits in accumulated other comprehensive income. Additionally, our actual final results of operations differed from the forecast used in the initial estimate resulting in the remaining variance from that initial estimate included in our Form 8-K.

Securities and Exchange Commission
June 22, 2010

Liquidity and Capital Resources, page 24
3.	In future filings, please include a brief description of the material terms of your debt instruments (e.g., your debentures and medium-and long-term notes) and credit facilities, as well as an analysis by management of the impact of these instruments and facilities on your liquidity over both the short-term and the long-term.

Management Response: We respectfully advise the Staff that on page 26 of our 2009 Form 10-K there is a discussion of the material terms of our credit facility. In addition to this disclosure, we will include the following disclosure within our Liquidity and Capital Resources discussion in future filings:

	December 31,	December 31,
(Dollars in millions)	2009(1)	2008(1)

8.875% senior notes due 2012	$279.5	$279.2
7.500% debentures due 2015	50.0	50.0
Medium-term notes:
6.91% medium-term notes due 2009	—	19.8
6.52% medium-term notes due 2010	19.9	19.6
6.58% medium-term notes due 2011	19.7	19.5
Credit facility borrowings, facility expires 2011	40.0	40.0

Total long-term debt	$409.1	$428.1
Less current portion	19.9	19.8

Total long-term debt, net of current portion	$389.2	$408.3

(1)	Book values include unamortized discounts and adjustments related to hedging instruments, as applicable.
Aggregate maturities of long-term debt for the next five years are: 2010 — $19.9 million; 2011 — $59.7 million; 2012 — $279.5 million; 2013 — $0.0 million; 2014 — $0.0 million; and thereafter — $50.0 million.

Each of our 8.875% senior notes due 2012, 7.500% debentures due 2015 and medium-term notes are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. Each of the indentures governing these debt securities contains limitations on our ability to incur secured debt.

Securities and Exchange Commission
June 22, 2010

4.	Please explain to us why no “form of” note or debenture has been filed as an exhibit for each outstanding debt instrument. We may have additional comments following the review of your response.

Management Response: The Company respectfully advises the Staff that the form of debt securities issued pursuant to the Geon Company’s 1995 indenture, including the Company’s 7.500% debentures due 2015 (as successor to The Geon Company), is included in Exhibit 4.1 to the Form 10-K and the form of the Company’s 8.875% senior notes due 2012 is included in Exhibit 4.3 to the Form 10-K. The Company will file as exhibits to its next Exchange Act report the form of its medium-term notes.
Contractual Obligations, page 27
5.	In future filings, please revise to disclose in a footnote to the table the nature of your purchase obligations.

Management Response: In future filings, we will revise our disclosure to include a footnote to the table of contractual obligations describing the nature of our purchase obligations as follows:

The following table summarizes our obligations under long-term debt, operating leases, standby letters of credit, interest obligations, pension and post-retirement obligations, guarantees and purchase obligations as of December 31, 2009:

(In millions)	Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Long-term debt	$409.1	$19.9	$339.2	$—	$50.0
Operating leases	75.6	19.8	26.3	12.5	17.0
Standby letters of credit	12.8	12.8	—	—	—
Interest on long-term debt obligations (1)	88.8	32.2	45.5	7.5	3.6
Pension and post-retirement obligations (2)	237.6	25.4	80.9	72.4	58.9
Guarantees	48.8	6.1	12.2	12.2	18.3
Purchase obligations (3)	19.6	10.2	7.0	1.7	0.7

Total	$892.3	$126.4	$511.1	$106.3	$148.5

(1)	Interest obligations are stated at the rate of interest that is defined by the debt instrument, assuming that the debt is paid at maturity.

(2)	Pension and post-retirement obligations relate to our U.S. and international pension and other post-retirement plans.

(3)	Purchase obligations are primarily comprised of service agreements related to telecommunication, information technology, utilities and other manufacturing plant services and certain capital commitments.

Securities and Exchange Commission
June 22, 2010

Item 15. Exhibits and Financial Statement Schedules, page 63
6.	We note that you have not filed the exhibits and the schedules to the following agreements:
•	Second Amended and Restated Receivables Purchase Agreement (Exhibit 10.35);

•	Second Amended and Restated Receivables Sale Agreement (Exhibit 10.36);

•	Canadian Receivables Purchase Agreement (Exhibit 10.37); and

•	Canadian Receivables Sale Agreement (Exhibit 10.38). Please file complete copies of these agreements with your next Exchange Act report.
Management Response: In our next Exchange Act report, we will file as exhibits complete copies of the agreements set forth above, including exhibits and schedules.

Securities and Exchange Commission
June 22, 2010

Definitive Proxy Statement on Schedule 14A filed on March 29, 2010
General
7.	We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Supplementally, please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management Response: As noted in the Proxy Statement, the Company’s Board of Directors, directly and through the Audit Committee and other Committees of the Board, takes an active role in the oversight of the Company’s policies with respect to the assessment and management of enterprise risk. Among other things, members of management responsible for key risks report to the Board on such risks and the Board has policies in place for identifying the Board Committees with oversight responsibility for particular key risks. In a number of cases, oversight is conducted by the full Board.

The Company, including the Compensation Committee of the Board, has evaluated the Company’s compensation structure from the perspective of enterprise risk. The Company, including the Compensation Committee, believes that the Company’s compensation structures are appropriate and do not incent inappropriate taking of business risks. Thus, because of the conclusion that the Company’s compensation structures are not reasonably likely to have a material adverse effect on the Company, it was determined that disclosure regarding the Company policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives was not necessary.
Corporate Governance and Board Matters, page 7
8.	We note your disclosure about the board’s oversight of risk beginning on page 11. In future filings, please disclose the effect that this oversight role has had on the board’s leadership structure. Please refer to Item 407(h) of Regulation S-K.

Management Response: In future filings, we will disclose the effect that the board’s oversight of risk has had on the board’s leadership structure pursuant to the requirements of Item 407(h) of Regulation S-K.

Securities and Exchange Commission
June 22, 2010

Beneficial Ownership of Common Shares, page 15
9.	We note your footnote (4) disclosure. In light of the requirements of Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act, please explain to us why you believe that exclusion from the beneficial ownership table of the shares of common stock issuable upon the exercise of SARs is appropriate. In this regard, we note that, for purposes of Rule 13d-3, it appears from your disclosure that the holders of the SARs have the right to acquire the underlying stock within 60 days. Please address in your response whether inclusion of such shares would have affected your conclusion related to management’s percentage of beneficial ownership, found in the last sentence of footnote (1) disclosure.

Management Response: As noted in the Proxy Statement, we did not include the common shares issuable upon the exercise of SARs in the beneficial ownership table because the number of common shares issuable can only be determined based on the market value of our common shares on the date the SARs are exercised. However, in future filings, we would propose including an estimate of the number of common shares issuable upon exercise of any SARs based on the market value of our common shares on the date on which beneficial ownership is being measured. If the Company had included in the 2010 proxy statement an estimate of the number of common shares issuable upon exercise of SARs based on the market value of our common shares on the date on which beneficial ownership was measured (March 15, 2010), the percentage ownership of outstanding common shares beneficially owned by the Directors and executive officers as a group would have changed from 2.6% to 3.2%.

Securities and Exchange Commission
June 22, 2010

Form 10-Q for the period ended March 31, 2010
Note 2 -Change in Accounting Principle, page 5
10.	Please tell us why, if the change to valuing your inventories to FIFO was effective January 1, 2010, which was before the December 31, 2009 Form 10-K was filed, this matter was not included in the Subsequent Events footnote on page 61 of your Form 10-K.

Management Response: The decision to change our accounting for inventories to FIFO was made in the first quarter of 2010 subsequent to the filing of our 2009 Form 10-K. Based on our interpretation of the requirements of FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, we concluded it was appropriate to indicate that the change in accounting principle was effective on January 1, 2010, or the first day of the reporting period in which the change was enacted.
Management’s Discussion and Analysis, page 17
11.	We note your disclosure that the income tax benefit recorded in the first quarter of 2009 reflects $10.0 million of income tax benefits and related interest income due to the favorable settlement of a foreign tax audit as compared to no such benefits in the first quarter of 2010. Given its materiality to your results of operations, please tell us why this settlement does not appear to be disclosed in the December 31, 2009 Form 10-K.

Management Response: The $10.0 million of income tax benefits for 2009 disclosed in our Form 10-Q for the period ended March 31, 2010 was not disclosed in our 2009 Form 10-K due to unfavorable offsets throughout 2009 resulting in a de minimis amount of total uncertain tax position adjustments for the full year. We respectfully advise the Staff that we disclosed in the Form 10-Q for the period ended June 30, 2009 $7.0 million of income tax expense related to foreign tax audits. Additional audits and accruals for uncertain tax positions resulted in another $3.3 million of expense during the second half of 2009 making the total tax expense $0.3 million for the full year. We propose, beginning in our 2010 Annual Report on Form 10-K, disclosing both positive and negative amounts.

Securities and Exchange Commission
June 22, 2010

Liquidity and Capital Resources, page 22
12.	We note that while sales increased only 14% during the first quarter of 2010 from the fourth quarter of 2009, accounts receivable increased 24%. Accounts receivable as a percentage of quarterly sales also increased from 50% at December 31, 2009 to 54% at March 31, 2010. Given the significant impact accounts receivable have on your operating cash flows, please revise future filings to disclose days sales outstanding and explain material fluctuations therein.

Management Response: Our accounts receivable as a percentage of sales increased from 50% at December 31, 2009 to 54% as of March 31, 2010. However, our days sales outstanding (“DSO”) decreased (improved) from 49.1 to 44.3 over that same period. Accordingly, we believe it may be more relevant to disclose the fact that our sales are typically lowest in the month of December, and the increase in accounts receivable results principally from higher sales in March versus December. We propose adding this additional disclosure in future filings and will include relevant DSO metrics as needed to support material fluctuations.

Securities and Exchange Commission
June 22, 2010

In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (440) 930-3302 if you have any questions concerning the Company’s responses included herein. Thank you for your attention to this matter.

Sincerely,
/s/ Robert M. Patterson
Robert M. Patterson
Senior Vice President and Chief Financial Officer

cc:
Lisa K. Kunkle, Esq.
Michael J. Solecki, Esq.